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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its original Notification on Form N-8A, filed on January 31, 2007 (File No. 811-22012), for the purpose of reflecting the adoption, effective July 21, 2014, of Delaware Life Variable Account K (formerly Sun Life of Canada (U.S) Variable Account K) as the new name of the registered separate account, and amends its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amended notification of registration submits the following information:

Name:	Delaware Life Variable Account K (formerly Sun Life of Canada (U.S.) Variable Account K)

Address of Principal Office:	96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Telephone Number:	(800) 752-7216

Name and address of agent for service of process:	Michael S. Bloom, Esq.
Delaware Life Insurance Company
96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Copies to:

Kenneth N. Crowley, Esq.
Delaware Life Insurance Company
96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:                                                    YES  ☐  NO ☒

FORM N-8A

Item 1.   Exact name of registrant.

Delaware Life Variable Account K (the “Variable Account”)

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Variable Account was established on November 8, 2006, under Delaware law.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Variable Account is organized as a separate account of Delaware Life Insurance Company under Delaware insurance law and meets the definition of “separate account” in Section 2(a)(37) of the Investment Company Act of 1940 (the “1940 Act”).

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Variable Account is classified as a unit investment trust.

Item 5. If registrant is a management company:

   (a) state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable.  The Variable Account is not a management company.

   (b) state whether registrant is registering as a “diversified” or a “non-diversified” company.

Not applicable.  The Variable Account is not a management company.

Item 6. Name and address of each investment adviser of registrant.

Not applicable.  The Variable Account does not have an investment adviser.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not applicable.  The Variable Account does not have a board of directors.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

   (a) state the name and address of each sponsor of registrant;

Delaware Life Insurance Company (“Delaware Life”), located at 96 Worcester Street, DL 1235,
Wellesley Hills, MA 02481, is the depositor of the Variable Account.

   (b) state the name and address of each officer and director of each sponsor of registrant;

Name and Principal Business Address	Positions and Offices With Delaware Life

Dennis A. Cullen 811 Turnberry Lane Northbrook, IL 60062	Director

David E. Sams, Jr. Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Chief Executive Officer and Director

Andrew F. Kenney Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Chief Investment Officer

James D. Purvis Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Chief Operating Officer

Daniel J. Towriss Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	President, Chief Actuary, Chief Risk Officer and Director

Kenneth A. McCullum Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Executive Vice President, Business Development and In Force Management

Michael S. Bloom Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Vice President and General Counsel and Secretary

Michael K. Moran Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Treasurer

Robert S. Sabatino Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Vice President, Information Technology and Operations

Michelle Wilcon Delaware Life Insurance Company 96 Worcester Street Wellesley Hills, MA 02481	Vice President, Human Resources and Internal Communications

   (c) state the name and address of each trustee and each custodian of registrant.

Delaware Life acts as custodian of the Variable Account’s assets, in accordance with Rule 26(a)(2) of the 1940 Act.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

   (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

   (c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not  applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Not applicable.

   (d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

   (e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days  prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10. State the current value of the registrant’s total assets.

None.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on its behalf in the Town of Wellesley Hills and the Commonwealth of Massachusetts on the 21st day of August, 2014.

Delaware Life Variable Account K
(Name of Registrant)

By:	Delaware Life Insurance Company
(Name of Sponsor)

By:	/s/ Michael S. Bloom
Michael S. Bloom
Vice President and General Counsel and Secretary

Attest: /s/ Kenneth N. Crowley
Kenneth N. Crowley
Senior Counsel